DRW Execution Services, LLC

Financial Report
December 31, 2019

Filed as PUBLIC Information Pursuant to Rule 17a-(5)d
Under the Securities Exchange Act of 1934.

This report is deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRW EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. MADISON, SUITE 2500
(No. and Street)

CHICAGO IL 60661-2555
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT FOWLER, 512-807-5564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE, SUITE 800 CHICAGO IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DONALD R. WILSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRW EXECUTION SERVICES, LLC, as of DECEMBER 31, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Danielle Loizzo
Notary Public State of Illinois
My Commission Expires 12/27/2020

Signature

MANAGER

Title

2/28/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Members
DRW Execution Services, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of DRW Execution Services, LLC (the Company) as of December 31, 2019, and the related notes to the statement of financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 28, 2020

DRW Execution Services, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	422,616
Receivable from clearing broker		125,094
Other assets		1,643
Total assets	$	549,353
Liabilities and Members' Equity		
Liabilities		
Payable to affiliated company	$	21,432
		21,432
Members' equity		527,921
Total liabilities and members' equity	$	549,353

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Execution Services, LLC (the Company) is a Delaware limited liability company and a majority-owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), an Institutional Broker Participant on the Chicago Stock Exchange (CHX) and a member of the National Futures Association (NFA). Additionally, the Company has several exchange memberships, including memberships with Cboe Global Markets, Nasdaq, and NYSE Group. The firm's planned principal operations are to act solely as an institutional broker and will not transact in securities for its own account.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: As a limited liability company treated as a partnership for U.S. federal income tax purposes, the Company is not subject to federal tax, but may be subject to certain state taxes. Accordingly, its taxable income is reported as part of its members' tax returns. DRWH is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing DRWH's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2019, management has determined that there are no material uncertain tax positions. DRWH files income tax returns in U.S. federal jurisdiction and in various states. DRWH is generally not subject to examination by United States federal or state taxing authorities for tax years before 2016.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronoucements: In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company adopted ASU 2016-02 on January 1, 2019. DRWH leases office space under a long-term lease agreement, of which a portion is made available to the Company through an agreement, as discussed in Note 3. The Company does not expect to recognize any lease assets or lease liabilities in the statement of financial condition, since the entity does not hold any leases as defined in ASU 2016-02.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses are generally recognized earlier than under current GAAP. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted ASU 2016-13 on January 1, 2020 and has determined there is no material impact on the Company's financial statements and disclosures.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company held no Level 1, Level 2 or Level 3 instruments at December 31, 2019.

Note 2. Fair Value of Financial Instruments (Continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby certain operating expenses were paid by DRWH and charged to the Company based on a series of usage factors. At December 31, 2019, payable to affiliated company on the statement of financial condition of $21,432 related to this agreement.

Note 4. Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Since the Company does not clear its own securities and futures transactions, it has established an account with a clearing broker for this purpose. This can result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations governing brokers in the United States, as well as the Company's periodic monitoring of the clearing broker's creditworthiness.

Note 5. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $100,000 or 6 ⅔ percent of aggregate indebtedness arising from customer transactions, as defined. The rule also provides that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $526,278, which was $426,278 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

The Company is subject to the Commodities Exchange Act (Regulation 1.17) which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital level equivalent to the greater of $45,000 or, for securities brokers and dealers, the amount of net capital required by Rule 15c3-1 of the Securities Exchange Commission. As described above, the Company maintains net capital greater than $100,000, as required by Rule 15c3-1.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.